SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30105; 812-13900]

Franklin Advisers, Inc. and Franklin Templeton International Trust; Notice of Application

June 18, 2012

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from section 15(a) of the Act and rule 18f-2 under the Act.

Summary of Application: Applicants request an order that would permit them to enter into and materially amend subadvisory agreements without shareholder approval.

Applicants: Franklin Advisers, Inc. (the "Manager") and Franklin Templeton International Trust (the "Trust").

Filing Dates: The application was filed on May 4, 2011, and amended on December 28, 2011, and May 3, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 16, 2012, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants: Franklin Advisers, Inc., One Franklin

Parkway, San Mateo, California 94403-1906.

For Further Information Contact: Barbara T. Heussler, Senior Attorney, at (202) 551-6990, or

Janet M. Grossnickle, Assistant Director, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-end

management investment company that offers series of shares (each a "Series"), each with their

own distinct investment objectives, policies and restrictions.[1] Franklin Advisers, Inc., a direct,

wholly-owned subsidiary of Franklin Resources, is a California corporation registered with the

Commission as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers

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[1] Applicants request that the relief apply to the Applicants, as well as to any existing or future series of the
Trust and any other existing or future registered open-end management investment company or series
thereof that: (a) is advised by the Manager or another registered investment adviser or their successors
that now or in the future is directly or indirectly wholly owned by Franklin Resources or its successors
(included in the term "Manager"); (b) uses the multi-manager structure described in the application (the
"Multi-Manager Structure"); and (c) complies with the terms and conditions of the application (each a
"Subadvised Fund" and collectively, the "Subadvised Funds"). For the purposes of the requested order,
"successor" is limited to an entity that results from a reorganization into another jurisdiction or a change
in the type of business organization. The only existing registered open-end investment company that
currently intends to rely on the requested order is named as an Applicant. Each Series that is or currently
intends to be a Subadvised Fund and each Wholly-Owned Sub-Adviser to a Subadvised Fund that
currently intends to rely on the requested order is identified in this application.

Act") and serves as investment manager to each Series pursuant to an investment advisory agreement with the Trust (each an "Investment Advisory Agreement" and together the "Investment Advisory Agreements"). Any future Manager also will be registered with the Commission as an investment adviser under the Advisers Act. Franklin Resources is a global investment management organization operating as Franklin Templeton Investments and is engaged primarily, through various subsidiaries, in providing investment management, share distribution, transfer agent and administrative services to a family of registered funds. Each Investment Advisory Agreement has been or will be approved by the Trust's board of trustees (the "Board"),[2] including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust or the Adviser (the "Independent Board Members"), and by the shareholders of the relevant Subadvised Fund in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder.[3]

     2.   Under the terms of each Investment Advisory Agreement, the Manager, subject to oversight of the Board, furnishes a continuous investment program for each Series. The Manager periodically reviews each Series' investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by its Board. For its services to each Series, the Manager receives an investment advisory fee from that Series as specified in the applicable Investment Advisory Agreement.

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[2] The term "Board" also includes the board of trustees or directors of a future Subadvised Fund.

[3] Franklin Advisers, Inc. and other Managers will enter into investment advisory agreements with respect to future Subadvised Funds (any such agreement include in the term "Investment Advisory Agreements").

3.   The terms of each Subadvised Fund's Investment Advisory Agreement permit the

Manager, subject to the approval of the Board, including a majority of the Independent Board

Members, and the shareholders of the applicable Subadvised Fund (if required by applicable

law), to delegate portfolio management responsibilities of all or a portion of the assets of the

Subadvised Fund to sub-advisers that are directly or indirectly wholly-owned, as defined in

section 2(a)(43) of the Act, by Franklin Resources (each, a "Wholly-Owned Sub-Adviser")

pursuant to an investment sub-advisory agreement (each, a "Sub-Advisory Agreement"). [4] The

Manager has overall responsibility for the management and investment of the assets of each

Series, and with respect to each Subadvised Fund, the Manager's responsibilities include,

recommending the removal or replacement of Wholly-Owned Sub-Advisers, and determining the

portion of that Subadvised Fund's assets to be managed by any given Wholly-Owned Sub-

Adviser and reallocating those assets as necessary from time to time.[5] Each existing Sub-

Advisory Agreement was approved by the Board, including a majority of the Independent Board

Members and the shareholders of the applicable Subadvised Fund, in accordance with sections

15(a) and 15(c) under the Act and rule 18f-2 thereunder. The terms of each Sub-Advisory

Agreement comply fully with the requirements of section 15(a) of the Act. The Wholly-Owned

Sub-Advisers, subject to the supervision of the Manager and oversight of the Board, determine

the securities and other instruments to be purchased, sold or entered into by a Subadvised Fund's

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[4] The Manager has entered into Sub-Advisory Agreements with multiple Wholly-Owned Sub-Advisers to serve as sub-advisers to Franklin World Perspectives Fund and Franklin Templeton Global Allocation Fund.

[5] If the name of any Subadvised Fund contains the name of a Wholly-Owned Sub-Adviser, the name of the Manager that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name owned by that Manager, will precede the name of the Wholly-Owned Sub-Adviser.

portfolio and place orders with brokers or dealers that they select. The Manager is responsible

for paying subadvisory fees to each Wholly-Owned Sub-Adviser out of the fee paid to the

Manager under the relevant Investment Advisory Agreement.

4.   Applicants request an order to permit the Manager, subject to the approval of the

Board, including a majority of the Independent Board Members, to take certain actions without

obtaining shareholder approval: (i) select Wholly-Owned Sub-Advisers to manage all or a

portion of the assets of one or more of the Series pursuant to a Sub-Advisory Agreement; and (ii)

materially amend Sub-Advisory Agreements with the Wholly-Owned Sub-Advisers.[6]

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person

to act as an investment adviser to a registered investment company except pursuant to a written

contract that has been approved by the vote of a majority of the company's outstanding voting

securities. Rule 18f-2 under the Act provides that each series or class of securities in a series

investment company affected by a matter must approve that matter if the Act requires

shareholder approval.

2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction or any class or classes of persons, securities, or transactions from any

provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate

in the public interest and consistent with the protection of investors and the purposes fairly

intended by the policy and provisions of the Act. Applicants state that the relief sought with

respect to Wholly-Owned Sub-Advisers would be appropriate in the public interest and

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[6] The requested relief set forth in the Application will not extend to sub-advisers other than Wholly-Owned Sub-Advisers.

consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.   Applicants assert that the shareholders expect the Manager, subject to the review and approval of the Board, to select the Wholly-Owned Sub-Advisers who are best suited to achieve the Subadvised Fund's investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Wholly-Owned Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants state that requiring shareholder approval of each Sub-Advisory Agreement would impose unnecessary delays and expenses on the Subadvised Funds and may preclude the Manager from acting promptly in a manner considered advisable by the Board. Applicants note that the Investment Advisory Agreement for each Subadvised Fund and sub-advisory agreements with sub-advisers other than Wholly-Owned Sub-advisers, if any, will continue to be subject to the shareholder approval requirement of section 15(a) of the Act and rule 18f-2 thereunder the Act.

4.   Subadvised Funds will inform shareholders of the hiring of a new Wholly-Owned Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Wholly-Owned Sub-Adviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[7] and (b) the Subadvised Fund will

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[7] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Wholly-Owned Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager

make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Wholly-Owned Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the Act before entering into or amending Sub-Advisory Agreements.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Before a Subadvised Fund may rely on the requested order, the operation of the Subadvised Fund in the manner described in the application, will be approved by a majority of the Subadvised Fund's outstanding voting securities, as defined in the Act, or in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund's shares are offered to the public.

2. The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. In addition, each Subadvised Fund

Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

will hold itself out to the public as employing the Multi-Manager Structure described in the application. The prospectus will prominently disclose that the Manager has the ultimate responsibility, subject to oversight by the Board, to oversee the Wholly-Owned Sub-Advisers and recommend their hiring, termination, and replacement.

3.   Subadvised Funds will inform shareholders of the hiring of a new Wholly-Owned Sub-Adviser within 90 days after the hiring of the new Wholly-Owned Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.   The Manager will not enter into a Sub-Advisory Agreement with any sub-adviser that is not a Wholly-Owned Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

5.   At all times, at least a majority of the Board will be Independent Members, and the nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

6.   Whenever a sub-adviser change is proposed for a Subadvised Fund, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Manager or any sub-adviser that is an affiliated person of the Manager derives an inappropriate advantage.

7.   The Manager will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of each Subadvised Fund's assets and, subject to review and approval of the Board, will: (a) set each

Subadvised Fund's overall investment strategies; (b) evaluate, select and recommend Wholly-Owned Sub-Advisers to manage all or a portion of each Subadvised Fund's assets; (c) allocate and, when appropriate, reallocate each Subadvised Fund's assets among Wholly-Owned Sub-Advisers; (d) monitor and evaluate the Wholly-Owned Sub-Advisers' performance; and (e) implement procedures reasonably designed to ensure that the Wholly-Owned Sub-Advisers comply with each Subadvised Fund's investment objective, policies and restrictions.

8.   No trustee or officer of the Trust or a Subadvised Fund, or director or officer of the Manager will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a sub-adviser to a Subadvised Fund except for ownership of interests in the Manager or any entity, except a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Manager.

9.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary